UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      June 9, 2006


Mr. Douglas Bolen
Delta Oil & Gas, Inc.
1122 6th Avenue North
Seattle, Washington 98109


      Re:	Delta Oil & Gas, Inc.
		Registration Statement on Form 10-SB
      Filed May 12, 2006
		File No. 0-52001
		Form 10-KSB for the fiscal year ended December 31, 2005
		Filed April 17, 2006
		File No. 333-82636
		Form 10-QSB for the fiscal quarter ended March 31, 2006
		Filed May 15, 2006
		File No. 0-52001

Dear Mr. Bolen:

      We have reviewed your filings and have the following comments.
Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-SB Filed May 12, 2006

General

1.	Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you
file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents.
For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the same document or in another document does not relieve you of the need to
make appropriate revisions elsewhere as appropriate.
2.	Please add disclosure in the forepart of your registration
statement to explain your reason(s) for filing this Form 10-SB.

3.	Please update your registration statement to include your
financial statements for the quarter ended March 31, 2006, as required by Item 310(g) of Regulation S-B, and a discussion of your recent acquisition of the lands and leases owned by Brinx
Resources.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management`s Discussion and Analysis

Forward-Looking Statements, page 17

4.	We note that you disclose that your historical results and
trends should not be taken as indicative of future operations. Given this statement, further disclosure will be necessary to identify and discuss the material events, trends and uncertainties known to management that would cause your reported financial information not to be necessarily indicative of future operating results or financial condition in order to comply with the guidance in Item 303(b) of Regulation S-B and FRC Section 501.12.b.3.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

5.	Please advise your current auditors, Telford Sadovnick,
P.L.L.C., that the introductory, scope and opinion paragraphs of their audit report should be consistent when indicating whether reliance has been placed on the work of the other auditors. Your auditors may refer to the guidance in AU Sections 543.06 through
543.09 for further clarification.
6.	Since parts of your financial statements were audited by your prior auditors and your current auditors have placed reliance on the work of your prior auditors and made reference to that effect in their report, it will be necessary to include the audit report of your prior auditors in your filing to comply with Rule 2-05 of Regulation S-X, provided that you are able to obtain their permission. If you include the audit report of your prior auditors in your filing, confirm for us that you have obtained permission and a reissuance of the report from your prior auditors. If you are unable to obtain permission and reissuance, other arrangements will need to be made; please advise us of any difficulties you have in this regard. Your prior auditors can refer to AU Sections 508.70 through 508.73 for further guidance on report reissuance.

Consolidated Statements of Operations, page F-3

7.	We note that you report stock based compensation as a
separate
line item in your statements of operations, which is inconsistent with the guidance in SAB Topic 14:F. Such expenses should ordinarily be reported in the same line items that are utilized to report other forms of compensation.

Consolidated Statements of Cash Flows, page F-4

8.	Please revise your consolidated statements of cash flows as
follows:

(a)	Remove the subtotals in the operating section since these
represent non-GAAP measures which are not permitted to be presented on the face of the financial statements under Item 10(h)(1)(ii)(C) of
Regulation S-B.

(b)	Revise your description of the financing cash outflow that is reported as share subscriptions received to utilize a caption that is representationally faithful.

(c)	Similarly, replace all captions in the financing section
corresponding to balance sheet accounts, such as subscriptions receivable, due to related party, advances payable and promissory note payable, with descriptive captions reflecting the nature of the payments made or received, as would be required under paragraphs
18
through 20 of SFAS 95.

Note 2 - Significant Accounting Policies, page F-7

c) Natural Gas and Oil Properties, page F-8

9.	We note your disclosure under this heading, as well as in
Critical Accounting Policies on page 20, explaining your
application
of the full cost ceiling test. Please revise your disclosures to further explain how you are dealing with costs of properties not being amortized, and the lower of cost or estimated fair value of unproven properties included in costs being amortized, so that it is clear how your methodology compares to that required under Rule 4-
10
(c)(4) of Regulation S-X.

d) Asset Retirement Obligations, page F-8

10.	We note your disclosure indicating that to date, insufficient information has been available for you to determine your asset retirement obligations (ARO), which primarily relate to the plugging and abandonment of your wells. We note that other companies similar to yours in the oil and gas industry have been able to estimate their well plugging and abandonment costs and record an ARO. Unless you are able to show why your particular circumstances make this an impossibility, you may need to record an ARO to comply with SFAS
143.

Supplemental Oil and Gas Disclosures, page F-20

11.	We note that your disclosures of reserves and the
standardized
measure of discounted future net cash flows on page F-21 do not agree with the corresponding disclosures on page 11. Please disclose why they differ or revise the presentation if they should not.

Controls and Procedures, page 23

12.	We note your statement that there have been no significant
changes in your internal controls over financial reporting for the quarter ended December 31, 2005. Please revise your statement to say, if true, that there have been no changes in your internal controls over financial reporting for the quarter. Please also make a corresponding change in your Form 10-QSB for the quarter ended March 31, 2006.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Financial Statements

Consolidated Balance Sheets, page F-1

13.	We note your disclosure on page F-15 indicating that you
received proceeds of $1,999,995 from sale of your securities in the
February 24, 2006 private placement. However, we note that you recorded such proceeds as share subscriptions received on your balance sheets as of March 31, 2006, and in your cash flow statement for the period then ended. Please revise your disclosure to clarify whether you sold securities or only received subscriptions for the future delivery of shares. If subscriptions, disclose their terms and conditions and whether they are subject to refund; if subject to refund, tell us why you believe your classification of these subscriptions as equity is appropriate. Please revise your balance sheet presentation and/or disclosure as appropriate.

Engineering Comments

Form 10-SB Filed May 12, 2006

Results of Operations for the Years Ended December 31, 2005 and
2004,
page 18

15.	You state that you have retained consultants to prepare your reserve reports. Please disclose the name of the consultant in the filing and file a letter of consent from the consultant.

16.	You state that you anticipate your revenues will
significantly
increase due to the discovery of natural gas with flow rates suitable for commercial production in the first well drilled on the Cache Slough Prospect. Please disclose the basis you have for making this claim. It should be clearly show how you determined the rates were suitable for commercial production.

Reported Reserves, page 22

17.	We note your tabular presenting indicating the present value of
net cash flows from proved oil and gas reserves is greater than the undiscounted future net cash flows from proved oil and gas reserves.
Given the unusual relationship depicted, further disclosure or revisions appear to be necessary.

Productive Wells and Acreage, page 24

18.	The developed acreage should be the gross and net acres
attributed to wells with proved reserves. The amounts you have disclosed appear to be gross and net wells. Please revise your document as necessary.

Drilling Activity, page 25

19.	The number of net dry and net productive wells drilled in
each
of the last three years should be calculated as the number of wells in each category multiplied by your working interest in each well. As it appears you have disclosed the number of gross wells drilled, it may be necessary for you to revise your document to comply with the requirements of paragraph 6 of Industry Guide 2.


Form 10-KSB for the Fiscal Year Ended December 31, 2005

Business of Issuer, page 3

Liberty Valance Well, page 3

20.	You state that you acquired interest in "a production gas
well
styled the Liberty Valance RDI Gas Unit." Please modify your disclosure to explain what you mean by "styled."

Cache Slough Prospect, page 5

21.	You state that you flow tested this well at rates suitable
for
commercial production but then state that you will announce the flow
rates and reserves after the well has commenced commercial
production.   Given the significance of this information, you
should
revise your document to include the results of the flow test underlying your view, as indicated in the corresponding comment above.

Reported Reserves, page 10

22.	Please tell us if you have disclosed reserves which are only net
to your interest.

Supplemental Oil and Gas Disclosures, page F-20

23.	Please disclose in each of your documents, as part of your
reserve table, the amount of reserves classified as proved undeveloped reserves.

24.	We note the large increase in reserves due to extensions and revisions. As required by paragraph 11 of SFAS 69, please disclose the reasons for the change in reserves. Provide us with the technical justification for these changes.

Closing Comments

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of draft amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Lilly Dang at (202) 551-3867 or, in her absence, me, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 with any other questions.

      Sincerely,



      Karl Hiller
      Branch Chief


cc:	Chad Wiener, Esq.
      L. Dang
	J. Murphy
D. Levy
Mr. Douglas Bolen
Delta Oil & Gas, Inc.
June 9, 2006
Page 1